Mail Stop 6010

      October 19, 2005



VIA U.S. MAIL AND FAX (847) 267-3470

Mr. Daniel D. Drury
Chief Financial Officer
Kinetek, Inc.
Arbor Lake Centre
Suite 550
Deerfield, Illinois 60015

	Re:	Kinetek, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 24, 2005
		File No. 333-19257


Dear Mr. Drury:

      We have reviewed your response dated October 11, 2005 and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Section 906 Certifications

1. Please refer to our prior comment 2. Please amend your 2004
Form
10-K and 2005 Form 10-Q`s to include the certifications required by
Section 906 of the Sarbanes Oxley Act. We refer you specifically to
the first example in Question 9 of the FAQ, Sarbanes Oxley Act of 2002 that references "an issuer that is filing or submitting reports exclusively under Section 15(d) of the Exchange Act on a
"voluntary"
basis (for example, pursuant to a covenant in an indenture or similar
document),...."  It appears you are filing on a voluntary basis under
Section 15(d). Please advise or revise.


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3603 if you have questions. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at
(202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant
Mr. Daniel D. Drury
Kinetek, Inc.
October 19, 2005
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